Exhibit 21
Subsidiaries of Centra Financial Holdings, Inc.
      The following are the only subsidiaries of Centra Financial Holdings, Inc:

Jurisdiction
of
Name of Subsidiary	Incorporation

Centra Financial Corporation — Morgantown, Inc.	West Virginia
Centra Financial Corporation — Martinsburg, Inc.	West Virginia
Centra Financial Statutory Trust 1	Connecticut
Title Services, Inc.	West Virginia
Centra Mortgage I, LLC	West Virginia